SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-          .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

Contents

1.	Press release announcing GigaMedia Third Quarter 2005 Financial Results (attached hereto as Exhibit 99.1).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIGAMEDIA LIMITED
(Registrant)

Date: November 17, 2005	By:	/S/ THOMAS T. HUI
(Signature) Name: Thomas T. Hui Title: Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107 brad.miller@gigamedia.com.tw

GigaMedia Q3 Net Profit Up 150%:

Best-Ever Quarter

Highlights of Third Quarter 2005 Results

•	Entertainment software business delivers strong profitability in traditionally weakest quarter; positioned to grow profit in seasonal up-cycle

•	Consolidated revenues from continuing operations of $10.9 million

•	Consolidated EBITDA[1] from continuing operations of $3.0 million

•	Consolidated income from continuing operations of $1.6 million, or $.031 per share

•	Consolidated net income of $1.7 million, or $.034 per share

•	No debt, with cash, cash equivalents and marketable securities-current from continuing operations of $55.7 million

TAIPEI, Taiwan, November 17, 2005—GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today third quarter consolidated net income of $1.7 million, or $.034 per share—a 150 percent increase from the same period of 2004 and the highest quarterly earnings in the Company’s history.

Strong execution in the Company’s traditional gaming software business and growth of a new poker software business drove the year-over-year increase in GigaMedia’s consolidated net profit.

“We are beginning to see exciting returns on the investments we have made in our growth platform—our online entertainment business,” stated Chief Executive Officer Arthur Wang. “Today we delivered record earnings, with 150 percent net profit growth in the third quarter, the direct result of solid execution of our plans.”

[1]	EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). See “Use of Non-GAAP Measures” for more details.

“Looking ahead, we are on track for strong organic growth driven by our entertainment software business,” continued CEO Wang. “We plan to accelerate this growth by making strategic acquisitions.”

As part of the Company’s strategic restructuring, GigaMedia sold its land-based music distribution business in the third quarter and recorded a small one-time gain. “Music distribution was a legacy business, non-core to the future of GigaMedia,” explained CEO Wang. “The new Giga will only focus on high-growth, high-margin businesses with large addressable markets.”

Consolidated Financial Results

Presentation of results from continuing operations. On September 29, 2005, the Company sold its land-based music distribution business to Nextbase International Limited. In accordance with reporting guidelines (SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets) and to allow for meaningful comparisons, the Company has recast the quarterly financial results presented herein to reflect this sale and highlight continuing operations, unless otherwise noted. Results of the music distribution business are reported separately as discontinued operations in the consolidated financial statements.

GIGAMEDIA 3Q05 CONSOLIDATED FINANCIAL RESULTS

(unaudited, in US$ thousands)	3Q05	3Q04	Change (%)	3Q05	2Q05	Change (%)
Revenues(A)	10,904	7,561	44	10,904	10,934	0
Operating Income (Loss) (A)	1,118	781	43	1,118	1,068	5
Income (Loss) from Continuing Operations	1,556	789	97	1,556	1,595	-2
Income (Loss) from Discontinued Operations	168	-100	NA	168	-373	NA
Net Income (Loss)	1,724	688	150	1,724	1,222	41
EBITDA(A) (B)	3,037	2,605	17	3,037	3,083	-1
Cash, Cash Equivalents and Marketable Securities-Current(A)	55,726	40,773	37	55,726	48,745	14

(A)	Excludes results from discontinued operations.
(B)	EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is provided as a supplement to results provided in accordance with GAAP. (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues from continuing operations for the third quarter of 2005 were $10.9 million, a 44 percent increase from consolidated revenues from continuing operations of $7.6 million for the corresponding period in 2004 and flat compared to consolidated revenues from continuing operations of $10.9 million for the preceding quarter. The year-over-year increase in consolidated revenues from continuing operations was primarily due to improved results in the Company’s entertainment software business. Decreased contributions from the Company’s broadband ISP business offset quarter-over-quarter revenue growth in the entertainment software business, resulting in flat sequential consolidated revenues from continuing operations.

Consolidated income from continuing operations for the third quarter of 2005 was $1.6 million, a 97 percent increase from consolidated income from continuing operations of $789 thousand for the same period in 2004. Consolidated income from continuing operations was relatively flat quarter-over-quarter. Contributions from the Company’s entertainment software business drove the year-over-year increase in consolidated income from continuing operations. Third quarter consolidated income from continuing operations also benefited from a gain on the sale of marketable securities during the period, which generated investment income of approximately $358 thousand.

Consolidated net income for the third quarter of 2005, including discontinued operations and the gain on the sale of the music business during the period, was $1.7 million, a 150 percent increase compared to consolidated net income of $688 thousand for the same period of 2004.

Consolidated EBITDA from continuing operations for the third quarter of 2005 was $3.0 million, up 17 percent compared to consolidated EBITDA from continuing operations of $2.6 million for the same period in 2004 and relatively flat quarter-over-quarter.

Cash, cash equivalents and marketable securities-current from continuing operations at the end of the third quarter of 2005 totaled $55.7 million, an increase of $7.0 million, or 14 percent, quarter-over-quarter. GigaMedia has no debt. During the quarter, the Company received cash proceeds of approximately $5.0 million in connection with the sale of the music distribution business.

BUSINESS UNIT RESULTS

Entertainment Software Business

(unaudited, in US$ thousands)	3Q05	3Q04	Change (%)	3Q05	2Q05	Change (%)
Revenues (A) (B)	5,516	2,236	147	5,516	5,200	6
Operating Income (Loss) (A) (B)	1,536	45	3,341	1,536	1,334	15
Net Income (Loss) Before Minority Interests (A) (B)	1,516	NA	NA	1,516	1,337	13
Net Income (Loss)	1,334	50	2,574	1,334	1,392	-4

(A)	Includes contributions from UIM as a result of the adoption of FIN 46(R). (See, “About the Numbers in This Release.”)
(B)	Third quarter 2004 results do not include contributions from UIM; therefore, year-over-year results may not be comparable. (See, “About the Numbers in This Release.”)

The entertainment software business delivered strong revenues and profitability in the third quarter. The Company’s traditional gaming software business continued to generate strong year-over-year growth and the new poker software business is making rapid progress. New game launches in international markets and the addition of poker helped offset revenue declines which have historically resulted during the period from seasonality.

Revenues in the traditional gaming software vertical were $4.5 million during the third quarter. This represented a 31 percent increase from the same period in 2004 and a decrease of 4 percent from the previous quarter, like-for-like, consolidating UIM’s revenues. The sequential decrease in revenues was related to seasonality, as online gaming traditionally declines in summer and peaks in winter. During the third quarter, the Company continued to release new games, add native language offerings and enhance software with player usability features to attract and retain customers.

Revenues from poker software were $1.1 million during the third quarter, up 74 percent from the previous quarter. During the period, the Company continued to scale-up to meet strong market demand. Focus on leveraging the new language modules and tournament functionality rolled-out in the second quarter of this year and improving the overall playing experience were key factors driving revenue growth. Results also benefited strongly from our licensee’s marketing efforts surrounding their flagship brand, Everest Poker.

Excluding revenues consolidated due to the requirements of FIN 46(R), GigaMedia’s revenues from the entertainment software business were $3.0 million during the third quarter of 2005. This represented a decrease of 3 percent from those of the second quarter of 2005, which totaled $3.1 million. The decrease in revenues was related to seasonality in the traditional gaming software vertical.

Net income for the third quarter of 2005 for the entertainment software business was $1.3 million, a 4 percent decrease compared to $1.4 million recorded during the second quarter of 2005.

Looking ahead, management expects strong revenue growth in the fourth quarter resulting from both a seasonal increase in the traditional gaming vertical and continued growth of the poker vertical. Management remains confident in achieving continued improvements in the financial performance of the entertainment software business and is committed to building this business both through organic growth and by way of strategic acquisitions.

Broadband ISP Business

(unaudited, in US$ thousands)	3Q05	3Q04	Change (%)	3Q05	2Q05	Change (%)
Revenues	5,407	5,571	-3	5,407	5,754	-6
Operating Income (Loss)	180	858	-79	180	433	-58
Net Income (Loss)	138	1,011	-86	138	921	-85

In the third quarter, the Company’s broadband ISP continued to aggressively manage for profitability by shifting resources to and further developing the corporate broadband ISP business. Management intends to continue executing this strategy going forward to help offset declines in the consumer broadband ISP business resulting from strong competitive pressures in that market. Third quarter results in the broadband ISP business were negatively impacted by depreciation in the New Taiwan dollar during the period of approximately 3 percent.

Revenues in the corporate broadband ISP business for the third quarter of 2005 were $1.8 million, representing 32 percent of total revenues in the Company’s broadband ISP business. Revenues during the period declined 3 percent quarter-over-quarter, due to depreciation of the NT dollar and an increase in competition in certain bandwidth reselling products. Competition in this business has stabilized. Management expects the corporate broadband business to continue to deliver steady growth beginning in the first quarter of 2006, driven by customer information technology spending in the new year.

Revenues in the consumer broadband ISP business were $3.7 million, a 7 percent decrease quarter-over-quarter, of which approximately 3 percent was due to depreciation of the NT dollar. The number of subscribers in the consumer broadband ISP business during the third quarter decreased to approximately 86,000, with blended average revenue per subscriber down approximately 6 percent compared to the second quarter of 2005 at approximately $11.90 per month.

Net income was $138 thousand in the third quarter of 2005, versus net income of $921 thousand for the second quarter of 2005. The sequential variation in net income was primarily a result of decreased contributions from the consumer broadband ISP business and a one-time gain recorded in the second quarter in connection with the sale of the Company’s former site gigigaga.com.tw, which amounted to approximately $670 thousand.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of November 17, 2005. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband and online entertainment software, and various other risk factors, including those discussed in the Company’s 2004 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

Management expects to complete fiscal 2005 with strong financial performance resulting from increasing demand for the Company’s traditional gaming software and poker software. The fourth quarter is traditionally a period of increased online gaming activity. Management expects this seasonal up-cycle and continued growth in poker to drive good growth in fourth quarter revenues. The Company believes that growth in its entertainment software business will offset continued weakness in its broadband ISP business where, despite shifting resources to the corporate broadband ISP business, continued strong competition for subscribers in the consumer broadband ISP business poses operating challenges.

Use of Non-GAAP Measures

Management believes that EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A reconciliation to the GAAP equivalent of the non-GAAP measure is provided on the attached unaudited financial statements.

About the Numbers in This Release

All figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

GigaMedia’s segmental financial results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated financial results of the Company for the third quarter of 2005 may differ from totals of the Company’s segmental financial results for the same period due to (1) certain inter-company eliminations and (2) the impact of the Company’s corporate headquarters and certain non-

operating subsidiaries of GigaMedia on the Company’s consolidated financial results.

During the fourth quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”), as revised by the subsequent amendment, FIN 46(R). The provisions of FIN 46(R) require consolidation by the primary beneficiary of variable interest entities, as that term is defined in FIN 46(R). The Company has conducted a review of existing contracts for our variable interest parties and determined that it was a primary beneficiary of Ultra Internet Media (“UIM”), a licensee of GigaMedia’s entertainment software developer CES. Accordingly, the Company has incorporated the results of UIM into the Company’s consolidated financial statements, resulting in certain adjustments to GigaMedia’s consolidated financial results and the financial results of the Company’s entertainment software business recorded during the second and third quarters of 2004. All such adjustments were recorded during the fourth quarter of 2004 as part of the Company’s year-end adjustments. As a result, financial results for the third quarter of 2005 and previous periods may not be comparable. All results referred to in this press release, unless otherwise indicated, reflect the Company’s adoption of FIN 46(R).

Conference Call and Webcast

GigaMedia will hold a conference call at 9:30 p.m. Taipei/Hong Kong Time on November 17, 2005, which is 8:30 a.m. Eastern Daylight Time on November 17, 2005 in the U.S., to discuss the Company’s third-quarter performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company develops software for online entertainment services, including the global online gaming market. GigaMedia also operates a major Taiwanese broadband ISP, which provides Internet access service with multiple delivery technologies to consumers. GigaMedia’s subsidiary KBT provides broadband services to corporate subscribers in Taiwan.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2005	6/30/2005	9/30/2004
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Access revenues	5,339,885	5,659,301	5,231,738
Sales/rental	10,612	11,260	13,668
Software licensing & online entertainment revenues	5,516,339	5,200,375	2,235,953
Promotional and advertising revenues	(40)	791	1,292
Subscription revenues	25,539	44,831	60,903
Other revenues	11,480	17,221	16,988

Total operating revenues	10,903,815	10,933,779	7,560,542

Costs and expenses
Operating costs	3,999,018	4,154,985	3,836,568
Cost of sales/rental/installation	93,950	108,260	144,504
Product development & engineering expenses	919,611	872,362	244,005
Selling and marketing expenses	2,667,811	2,535,504	650,815
General and administrative expenses	1,896,374	2,001,100	1,904,040
Other costs	109,369	120,180	0
Bad debt expenses	99,748	73,575	0

Total costs and expenses	9,785,881	9,865,966	6,779,932

Income from operations	1,117,934	1,067,813	780,610

Non-operating income (expense)
Interest income	96,789	24,454	2,572
Foreign exchange gain (loss)—net	277,867	(5,728)	12,927
Gain (loss) on sales of marketable securities	357,535	3,578	8,623
Gain (loss) on disposal of property, plant & eqpmt.	(9,509)	15,855	(27,824)
Interest expense	0	4,360	0
Other non-operating income (expense)	(7,795)	581,748	7,515

Non-operating income (expense)	714,887	624,267	3,813
Income tax expense (benefit)	95,084	151,730	(4,329)
Minority interest income (loss)	181,807	(54,909)	0

Income from continuing operations	1,555,930	1,595,259	788,752
Income (loss) from discontinued operations (including gain on disposal)	167,972	(373,097)	(100,359)

Net income	1,723,902	1,222,162	688,393

Net income (loss) per common share:
Continuing operations	0.03	0.03	0.02
Discontinued operations	0.00	(0.01)	0.00

	0.03	0.02	0.02

Average shares outstanding	50,301,268	50,279,730	50,154,000

Reconciliation of Net Income to EBITDA
Net income	1,555,930	1,595,259	788,752
Minority interest income (loss)	181,807	(54,909)	0
Depreciation	959,440	1,063,906	1,057,582
Amortization	341,170	355,439	765,557
Interest income	(96,789)	(28,814)	(2,572)
Tax	95,084	151,730	(4,329)

EBITDA	3,036,642	3,082,611	2,604,990

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2005	6/30/2005	9/30/2004
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	30,692,753	8,057,843	5,897,959
Marketable securities—current	25,033,283	40,687,074	34,874,600
Notes and accounts receivable—net	5,751,574	5,194,403	4,232,501
Inventories—net	112,890	139,912	180,339
Prepaid expenses	565,116	490,774	953,870
Restricted cash	0	0	0
Other current assets	1,562,549	1,539,422	1,870,070

Total current assets	63,718,165	56,109,428	48,009,339

Marketable securities—noncurrent	2,431,804	2,202,752	1,939,543
Property, plant & equipment—net	10,888,870	12,053,874	13,770,830
Goodwill	29,607,283	29,607,283	15,992,681
Intangible assets—net	2,762,145	2,768,837	14,061,538
Other assets	587,503	658,302	1,244,913
Assets of discontinued operations	0	20,962,653	22,892,289

Total assets	109,995,770	124,363,129	117,911,133

Liabilities & shareholders’ equity
Short-term loans	0	0	0
Notes and accounts payable	1,472,954	1,544,343	2,980,285
Accrued compensation	974,061	783,053	582,193
Accrued expenses	3,097,618	3,105,513	3,023,971
Other current liabilities	4,446,810	3,809,853	2,430,000

Total current liabilities	9,991,443	9,242,762	9,016,449
Other liabilities	2,013,197	2,060,043	1,490,395
Liabilities of discontinued operations	0	12,209,376	15,528,328

Total liabilities	12,004,640	23,512,181	26,035,172

Minority interests	243,152	3,668,474	3,050,152

Shareholders’ equity	97,747,978	97,182,474	88,825,809

Total liabilities & shareholders’ equity	109,995,770	124,363,129	117,911,133